UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA			QUARTER: 01		YEAR: 2008
GRUPO TELEVISA, S.A.B.
BALANCE SHEETS
AS OF MARCH 31, 2008 AND 007 CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	97,263,751	100	83,587,528	100

s02	CURRENT ASSETS	50,159,933	52	46,945,688	56
s03	CASH AND SHORT-TERM INVESTMENTS	30,572,128	31	31,697,095	38
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	12,635,769	13	9,299,702	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,032,956	2	840,108	1
s06	INVENTORIES	4,022,886	4	3,992,706	5
s07	OTHER CURRENT ASSETS	896,194	1	1,116,077	1
s08	LONG-TERM ASSETS	8,424,397	9	5,888,179	7
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	6,579,734	7	2,059,297	2
s11	OTHER INVESTMENTS	1,844,663	2	3,828,882	5
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	24,999,401	26	21,629,596	26
s13	LAND AND BUILDINGS	15,167,483	16	14,570,664	17
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	28,322,779	29	22,988,993	28
s15	OTHER EQUIPMENT	4,327,935	4	3,589,193	4
s16	ACCUMULATED DEPRECIATION	23,563,987	24	20,661,053	25
s17	CONSTRUCTION IN PROGRESS	745,191	1	1,141,799	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	8,094,453	8	5,541,042	7
s19	OTHER ASSETS	5,585,567	6	3,583,023	4

s20	TOTAL LIABILITIES	55,903,284	100	45,082,699	100

s21	CURRENT LIABILITIES	9,005,428	16	7,729,050	17
s22	SUPPLIERS	5,283,198	9	3,524,061	8
s23	BANK LOANS	248,933	0	252,876	1
s24	STOCK MARKET LOANS	0	0	1,018,962	2
s103	OTHER LOANS WITH COST	97,994	0	93,046	0
s25	TAXES PAYABLE	524,296	1	698,368	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,851,007	5	2,141,737	5
s27	LONG-TERM LIABILITIES	25,085,634	45	19,418,802	43
s28	BANK LOANS	9,134,528	16	7,123,171	16
s29	STOCK MARKET LOANS	14,967,661	27	11,144,288	25
s30	OTHER LOANS WITH COST	983,445	2	1,151,343	3
s31	DEFERRED LIABILITIES	18,239,466	33	15,827,182	35
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,572,756	6	2,107,665	5

s33	STOCKHOLDERS' EQUITY	41,360,467	100	38,504,829	100

s34	MINORITY INTEREST	3,694,098	9	1,881,421	5
s35	MAJORITY INTEREST	37,666,369	91	36,623,408	95
s36	CONTRIBUTED CAPITAL	14,815,514	36	15,054,784	39
s79	CAPITAL STOCK	10,267,570	25	10,506,840	27
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	11	4,547,944	12
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	22,850,855	55	21,568,624	56
s42	RETAINED EARNINGS AND CAPITAL RESERVES	30,828,226	75	36,235,168	94
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	220,632	1	(5,892,878)	(15)
s80	SHARES REPURCHASED	(8,198,003)	(20)	(8,773,666)	(23)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	30,572,128	100	31,697,095	100
s46	CASH	727,830	2	612,735	2
s47	SHORT-TERM INVESTMENTS	29,844,298	98	31,084,360	98

s07	OTHER CURRENT ASSETS	896,194	100	1,116,077	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	896,194	100	1,116,077	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	8,094,453	100	5,541,042	100
s48	DEFERRED EXPENSES (NET)	4,087,717	51	3,253,479	59
s49	GOODWILL	4,006,736	49	2,287,563	41
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	5,585,567	100	3,583,023	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	5,585,567	100	3,583,023	100

s21	CURRENT LIABILITIES	9,005,428	100	7,729,050	100
s52	FOREIGN CURRENCY LIABILITIES	3,286,745	36	2,154,111	28
s53	MEXICAN PESOS LIABILITIES	5,718,683	64	5,574,939	72

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,851,007	100	2,141,737	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	467,819	16	228,894	11
s89	ACCRUED INTEREST	212,056	7	99,078	5
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,915,229	67	1,551,902	72
s105	BENEFITS TO EMPLOYEES	255,903	9	261,863	12

s27	LONG-TERM LIABILITIES	25,085,634	100	19,418,802	100
s59	FOREIGN CURRENCY LIABILITIES	13,923,174	56	12,328,885	63
s60	MEXICAN PESOS LIABILITIES	11,162,460	44	7,089,917	37

s31	DEFERRED LIABILITIES	18,239,466	100	15,827,182	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	18,239,466	100	15,827,182	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,572,756	100	2,107,665	100
s66	DEFERRED TAXES	602,577	17	1,254,138	60
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	271,400	8	303,732	14
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	2,698,779	76	549,795	26

s79	CAPITAL STOCK	10,267,570	100	10,506,840	100
s37	CAPITAL STOCK (NOMINAL)	2,427,353	24	2,483,923	24
s38	RESTATEMENT OF CAPITAL STOCK	7,840,217	76	8,022,917	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	30,828,226	100	36,235,168	100
s93	LEGAL RESERVE	2,135,423	7	2,135,423	6
s43	RESERVE FOR REPURCHASE OF SHARES	1,240,869	4	4,626,876	13
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	26,398,386	86	28,719,318	79
s45	NET INCOME FOR THE YEAR	1,053,548	3	753,551	2

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	220,632	100	(5,892,878)	100
s70	ACCUMULATED MONETARY RESULT	0	0	(35,186)	1
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	(2,730,735)	46
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,299,796)	(589)	(1,513,981)	26
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	(3,224,437)	55
s100	OTHER	1,520,428	689	1,611,461	(27)

BALANCE SHEETS
OTHER CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	41,154,505	39,216,638
s73	PENSIONS AND SENIORITY PREMIUMS	1,627,213	1,956,241
s74	EXECUTIVES (*)	33	35
s75	EMPLOYEES (*)	17,748	16,252
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	330,168,129,096	335,946,146,016
s78	REPURCHASED SHARES (*)	24,940,951,035	57,438,753,615
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	1,062,421	452,272

(*) THESE CONCEPTS ARE STATED IN UNITS

STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31, 2008 AND 2007 CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	9,538,118	100	8,455,486	100
r02	COST OF SALES	5,601,070	59	4,675,617	55
r03	GROSS PROFIT	3,937,048	41	3,779,869	45
r04	GENERAL EXPENSES	1,552,529	16	1,347,687	16
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,384,519	25	2,432,182	29
r08	OTHER INCOME AND (EXPENSE), NET	(24,925)	(0)	(714,506)	(8)
r06	INTEGRAL RESULT OF FINANCING	(527,994)	(6)	67,682	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(185,261)	(2)	(200,592)	(2)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	1,646,339	17	1,584,766	19
r10	INCOME TAXES	476,216	5	583,272	7
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,170,123	12	1,001,494	12
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	1,170,123	12	1,001,494	12
r19	NET INCOME OF MINORITY INTEREST	116,575	1	247,943	3
r20	NET INCOME OF MAJORITY INTEREST	1,053,548	11	753,551	9

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	9,538,118	100	8,455,486	100
r21	DOMESTIC	8,038,383	84	7,375,168	87
r22	FOREIGN	1,499,735	16	1,080,318	13
r23	TRANSLATED INTO DOLLARS (***)	140,866	1	97,899	1

r08	OTHER INCOME AND (EXPENSE), NET	(24,925)	100	(714,506)	100
r49	OTHER INCOME AND (EXPENSE), NET	(24,740)	99	(714,346)	100
r34	EMPLOYEES' PROFIT SHARING, CURRENT	185	(1)	160	(0)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(527,994)	100	67,682	100
r24	INTEREST EXPENSE	649,167	(123)	463,289	685
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	(12,135)	(18)
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	423,186	(80)	321,911	476
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(302,013)	57	294,956	436
r28	RESULT FROM MONETARY POSITION	0	0	(73,761)	(109)

r10	INCOME TAXES	476,216	100	583,272	100
r32	INCOME TAX, CURRENT	1,118,262	235	895,956	154
r33	INCOME TAX, DEFERRED	(642,046)	(135)	(312,684)	(54)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

STATEMENTS OF INCOME
OTHER CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
			Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	10,292,966	9,004,541
r37	TAX RESULT FOR THE YEAR	6,024,704	2,552,774
r38	NET SALES (**)	42,644,157	39,825,726
r39	OPERATING INCOME (**)	14,433,233	14,368,316
r40	NET INCOME OF MAJORITY INTEREST (**)	804,559	8,277,846
r41	NET CONSOLIDATED INCOME (**)	9,187,020	9,010,488
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	993,268	718,596

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31, 2008 AND 2007 CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	9,538,118	100	8,455,486	100
rt02	COST OF SALES	5,601,070	59	4,675,617	55
rt03	GROSS PROFIT	3,937,048	41	3,779,869	45
rt04	GENERAL EXPENSES	1,552,529	16	1,347,687	16
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,384,519	25	2,432,182	29
rt08	OTHER INCOME AND (EXPENSE), NET	(24,925)	(0)	(714,506)	(8)
rt06	INTEGRAL RESULT OF FINANCING	(527,994)	(6)	67,682	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(185,261)	(2)	(200,592)	(2)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	1,646,339	17	1,584,766	19
rt10	INCOME TAXES	476,216	5	583,272	7
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,170,123	12	1,001,494	12
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	1,170,123	12	1,001,494	12
rt19	NET INCOME OF MINORITY INTEREST	116,575	1	247,943	3
rt20	NET INCOME OF MAJORITY INTEREST	1,053,548	11	753,551	9

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	9,538,118	100	8,455,486	100
rt21	DOMESTIC	8,038,383	84	7,375,168	87
rt22	FOREIGN	1,499,735	16	1,080,318	13
rt23	TRANSLATED INTO DOLLARS (***)	140,866	1	97,899	1

rt08	OTHER INCOME AND (EXPENSE), NET	(24,925)	100	(714,506)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(24,740)	99	(714,346)	100
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	185	(1)	160	(0)
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

rt06	INTEGRAL RESULT OF FINANCING	(527,994)	100	67,682	100
rt24	INTEREST EXPENSE	649,167	(123)	463,289	685
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	(12,135)	(18)
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	423,186	(80)	321,911	476
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(302,013)	57	294,956	436
rt28	RESULT FROM MONETARY POSITION	0	0	(73,761)	(109)

rt10	INCOME TAXES	476,216	100	583,272	100
rt32	INCOME TAX, CURRENT	1,118,262	235	895,956	154
rt33	INCOME TAX, DEFERRED	(642,046)	(135)	(312,684)	(54)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
			Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	993,268	718,596

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO MARCH 31, 2008 AND 2007 CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c01	CONSOLIDATED NET INCOME	1,001,494
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	1,210,777
c03	RESOURCES FROM NET INCOME FOR THE YEAR	2,212,271
c04	RESOURCES PROVIDED OR USED IN OPERATION	2,373,528
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING
	ACTIVITIES	4,585,799
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	51,300
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(912,369)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING
	ACTIVITIES	(861,069)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	11,567,311
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	15,292,041
c11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD	16,405,054
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END
	OF PERIOD	31,697,095

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	1,210,777
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	718,596
c41	+ (-) OTHER ITEMS	492,181

c04	RESOURCES PROVIDED OR USED IN OPERATION	2,373,528
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	4,808,983
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(192,887)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
	RECEIVABLE AND OTHER ASSETS	585,363
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(56,401)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,771,530)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	51,300
c23	+ BANK FINANCING	0
c24	+ STOCK MARKET FINANCING	0
c25	+ DIVIDEND RECEIVED	0
c26	+ OTHER FINANCING	0
c27	(-) BANK FINANCING AMORTIZATION	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0
c29	(-) OTHER FINANCING AMORTIZATION	0
c42	+ (-) OTHER ITEMS	51,300

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(912,369)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0
c31	(-) DIVIDENDS PAID	0
c32	+ PREMIUM ON SALE OF SHARES	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0
c43	+ (-) OTHER ITEMS	(912,369)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	11,567,311
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(251,718)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(416,177)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0
c37	+ (-) SALE OF OTHER PERMANENT INVESTMENTS	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	13,952
c39	+ (-) OTHER ITEMS	12,221,254

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS Final Printing
(Thousands of Mexican Pesos)
			CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount
	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	1,646,339
e02	+ (-) ITEMS NOT REQUIRING CASH	7,929
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,190,944
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	594,641
e05	CASH FLOW BEFORE INCOME TAX	3,439,853
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	2,052,666
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	5,492,519

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(2,266,022)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	3,226,497

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,575,856)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,650,641
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(1,335)
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,720,376
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	21,369,682

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS Final Printing
(Thousands of Mexican Pesos)
				CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	7,929
e15	+ ESTIMATES FOR THE PERIOD	59,351
e16	+ PROVISIONS FOR THE PERIOD
e17	+ (-) OTHER UNREALIZED ITEMS	(51,422)

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,190,944
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	993,268
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT
e20	+ IMPAIRMENT LOSS
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	185,261
e22	(-) DIVIDENDS RECEIVED
e23	(-) INTEREST INCOME
e24	(-) + OTHER ITEMS	12,415

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	594,641
e25	+ ACCRUED INTEREST	649,167
e26	+ (-) OTHER ITEMS	(54,526)

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	2,052,666
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	4,611,709
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(323,219)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(1,267,999)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	814,706
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,621,599)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(160,932)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(2,266,022)
e33	- PERMANENT INVESTMENT IN SHARES	(1,439,453)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(865,864)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	75,606
e37	- INVESTMENT IN INTANGIBLE ASSETS	(36,311)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0
e39	- OTHER PERMANENT INVESTMENTS	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0
e41	+ DIVIDEND RECEIVED	0
e42	+ INTEREST RECEIVED	0
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	0
e44	+ (-) OTHER ITEMS	0

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,575,856)
e45	+ BANK FINANCING	0
e46	+ STOCK MARKET FINANCING	0
e47	+ OTHER FINANCING	0
e48	(-) BANK FINANCING AMORTIZATION	(242,166)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0
e50	(-) OTHER FINANCING AMORTIZATION	(51,391)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0
e52	(-) DIVIDENDS PAID	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0
e55	- INTEREST EXPENSE	(744,925)
e56	- REPURCHASE OF SHARES	(503,710)
e57	+ (-) OTHER ITEMS	(33,664)

*  IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	12.27%		11.84%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	2.14%		22.60%
p03	NET INCOME TO TOTAL ASSETS (**)	9.45%		10.78%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		(7.37)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.44	times	0.48	times
p07	NET SALES TO FIXED ASSETS (**)	1.71	times	1.84	times
p08	INVENTORIES TURNOVER (**)	5.40	times	4.89	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	104	days	86	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.23%		9.33%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	57.48%		53.93%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.35	times	1.17	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	30.79%		32.13%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	100.34%		89.78%
p15	OPERATING INCOME TO INTEREST PAID	3.67	times	5.25	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.76	times	0.88	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.57	times	6.07	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	5.12	times	5.56	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.90	times	1.04	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	339.49%		410.10%

(**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED
					Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0		$0

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0		$0

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.02		$0.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0		$0

d08	CARRYING VALUE PER SHARE	$0.11		$0.11

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0		$0

d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares

d11	MARKET PRICE TO CARRYING VALUE	3.89	times	5.17	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	18.09	times	22.94	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR
BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
								CONSOLIDATED
								Final Printing

							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	112,157,647,365	0	112,157,647,365	0	831,948	0
B	0.00000	0	52,132,969,129	0	52,132,969,129	0	393,769	0
D	0.00000	0	82,938,756,301	0	82,938,756,301	0	600,818	0
L	0.00000	0	82,938,756,301	0	0	82,938,756,301	600,818	0
TOTAL			330,168,129,096	0	247,229,372,795	82,938,756,301	2,427,353	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:							330,168,129,096

NOTES:

	THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE
	TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

	EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:	TLEVISA	DATE:	6/9/2008

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

	ANALYSIS OF INVESTMENTS IN SHARES
		SUBSIDIARIES
				CONSOLIDATED
				Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	109,383,505	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	90.25
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	836,701,334	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	2,072,110	100.00
6	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,162,811,261	91.18
7	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
8	GT HOLDING, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	53	98.15
9	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
10	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	5,202,931	100.00
11	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
12	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
13	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	154,322,879	100.00
14	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	96.76
15	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,895,235	100.00
16	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	38,777,677	100.00
17	TELEVISA PAY-TV VENTURE, INC.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,000	100.00
18	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

	ANALYSIS OF INVESTMENTS IN SHARES
		ASSOCIATES
						CONSOLIDATED
						Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	52,619
2	CABLEMAS, S.A. DE C.V.	TV CABLE TRANSMISSION	49	49.00	3,912,046	4,178,425
3	CENTROS DE CONOCIMIENTO
	TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	24,643
4	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	325,270	239,030
5	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	799
6	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	13,938
7	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	1,576
8	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES LA SEXTA, S.A.	TELEVISION PROGRAMMING	11,546,405	40.00	2,586,353	1,281,091
9	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	40.84	99,758	4,966
10	OCESA ENTRETENIMIENTO, S.A. DE	LIVE ENTERTAINMENT IN
	C.V.	MEXICO	14,100,000	40.00	1,062,811	459,520
11	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(15,892)
12	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMISSION	4,343,399	50.00	1,028,822	331,978
13	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	7,041
	TOTAL INVESTMENT IN ASSOCIATES				9,244,176	6,579,734

	OTHER PERMANENT INVESTMENTS					1,844,663

	TOTAL				9,244,176	8,424,397

CREDITS BREAK DOWN
(Thousands of Mexican Pesos)

																Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
BANAMEX, S.A.	NA	10/22/2004	4/23/2012	10.35				1,000,000		1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	8.98						1,400,000
BANAMEX, S.A.	NA	5/17/2004	5/21/2009	9.70			1,162,460
BANAMEX, S.A.	NA	5/6/2003	5/1/2008	8.93	240,000
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	5.36												2,395,463
BANK OF AMERICA	YES	3/31/2000	3/31/2010	5.95							400	133	27,273
SUNTRUST BANK MIAMI, NATIONAL	YES	5/1/1999	4/1/2008	4.50								4,259
LEASING DE COLOMBIA	YES	6/28/2004	6/28/2009	13.79							43	14	219
LEASING BANCOLOMBIA, S.A.	YES	8/18/2007	12/10/2010	14.64							1,932	692	3,034	5,323
BANCO SANTANDER	YES	12/15/2007	12/15/2022	18.11							1,088	372	1,535	1,614	1,697	35,910

OTHER
TOTAL BANKS					240,000	0	1,162,460	1,000,000	0	4,500,000	3,463	5,470	32,061	6,937	1,697	2,431,373
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41											766,026
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,193,950
HOLDERS	YES	3/18/2005	3/18/2025	6.97												6,387,900
HOLDERS	YES	9/19/2003	9/19/2013	9.86												119,785
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	0	0	766,026	9,701,635
SUPPLIERS
VARIOUS	NA	3/31/2008	3/31/2009			2,711,887
VARIOUS	YES	3/31/2008	3/31/2009									2,571,311
TOTAL SUPPLIERS					0	2,711,887	0	0	0	0	0	2,571,311	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	YES	9/8/2000	9/8/2015	11.50							72,434	25,560	109,877	123,200	138,140	612,228
TOTAL OTHER LOANS WITH COST					0	0	0	0	0	0	72,434	25,560	109,877	123,200	138,140	612,228

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA					2,338,851
VARIOUS	YES											512,156
TOTAL CURRENT LIABILITIES WITHOUT COST					0	2,338,851	0	0	0	0	0	512,156	0	0	0	0

TOTAL					240,000	5,050,738	1,162,460	1,000,000	0	9,000,000	75,897	3,114,497	141,938	130,137	905,863	12,745,236

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
WERE AS FOLLOWS:

$ 10.6465 PESOS PER U.S. DOLLAR
0.0058 PESOS PER COLOMBIAN PESO
0.0235 PESOS PER CHILEAN PESO

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
					CONSOLIDATED
					Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,074,775	22,089,092	207,142	2,205,337	24,294,429

LIABILITIES POSITION	1,750,631	18,638,093	77,239	822,325	19,460,418

SHORT-TERM LIABILITIES POSITION	236,682	2,519,835	72,034	766,910	3,286,745

LONG-TERM LIABILITIES POSITION	1,513,949	16,118,258	5,205	55,415	16,173,673

NET BALANCE	324,144	3,450,999	129,903	1,383,012	4,834,011

NOTES
MONETARY ASSETS INCLUDE U.S.$106,976 THOUSAND DOLLARS OF LONG-TERM TEMPORARY INVESTMENTS.

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :
PS. 10.6465 PESOS PER U.S. DOLLAR
16.7968 PESOS PER EURO
3.3670 PESOS PER ARGENTINEAN PESO
0.5206 PESOS PER URUGUAYAN PESO
10.6465 PESOS PER PANAMANIAN BALBOA
0.0235 PESOS PER CHILEAN PESO
0.0058 PESOS PER COLOMBIAN PESO
3.7901 PESOS PER PERUVIAN NUEVO SOL
8.8000 PESOS PER SWISS FRANC
4.9518 PESOS PER VENEZUELAN BOLIVAR
1.4186 PESOS PER CHINESE YUAN
6.0938 PESOS PER BRAZILIAN REAL

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.16,173,673 IS REPORTED
AS FOLLOWS:
REF. S27 LONG-TERM LIABILITIES	PS. 13,923,174
REF. S69 OTHER LONG-TERM LIABILITIES	PS. 2,253,499

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing
FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION
ARE OUTSTANDING AS OF MARCH 31, 2008), THE U.S.$600 MILLION SENIOR NOTES, THE U.S.$300 MILLION SENIOR
NOTES AND THE PS.4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B., WITH MATURITY IN 2011, 2025,
2032 AND 2037, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND
ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM
SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS
OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$11.3
MILLION ARE OUTSTANDING AS OF MARCH 31, 2008), ISSUED BY INNOVA, S. DE R.L. DE C.V.
("INNOVA"), WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY
OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS,
SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS,
CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

ACTUAL SITUATION OF FINANCIAL RESTRICTIONS

AT MARCH 31, 2008, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS
OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
			CONSOLIDATED
			Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)

TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATION FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

					CONSOLIDATED
					Final Printing
	MAIN		MAIN	DOM.	COST
DOMESTIC	SUPPLIERS	FOREIGN	SUPPLIERS	SUBST.	PRODUCTION
					(%)

PROGRAMS AND FILMS	ARTIFICE
	PRODUCCIONES,
	S.A.
	DE
	C.V.				0.14
	CHURUBUSCO,
	S.A. DE
	C.V.				0.22
	CINEMATO
	GRAFICA,
	RODRIGUEZ,
	S.A. DE
	C.V.				0.59
	DIANA
	INTERNACIONAL
	FILMS,
	S.A. DE
	C.V.				0.10
	DIRSOL
	S.A. DE
	C.V.				0.20
	DISTRIBUIDORA -
	ROMARI,
	S.A. DE
	C.V.				1.76
	GUSSI, S.A.
	DE C.V.				1.47
	GUSTAVO
	ALATRISTE
	RODRIGUEZ				0.11
	NUVISION, S.A.				1.61
	PELICULAS
	RODRIGUEZ,
	S.A.				1.07
	PELICULAS
	Y VIDEOS
	INTERNACIO-
	NALES				0.15
	PRODUCCIONES
	AGUILA,
	S.A. DE
	C.V.				0.34
	PROTELE,
	S.A. DE
	C.V.				8.85
	SECINE,
	S.A. DE
	C.V.				1.78
	UNICORNIO
	FILMS,
	S.A. DE
	C.V.				0.14
	OTHER				0.91
		PROGRAMS AND FILMS	ALFRED
			HABER
			DISTRIBUTION,
			INC.	NO	0.79
			ALLIANCE ATLAN-
			TIS INTERNATIONAL
			DISTRIBUTION	NO	1.73
			APOLLOPROMOVIE
			GMBH & CO	NO	0.54
			APOLLOPROSCREEN
			GMBH & CO	NO	0.49
			BUENAVISTA
			INTERNATIONAL,
			INC.	NO	0.72
			CBS
			STUDIOS, INC.	NO	2.56
			DREAMWORKS
			LLC.	NO	1.43
			HALLMARK
			ENTERTAINMENT
			INDEPENDENT
			INTERNATIONAL
			T.V. INC.	NO	2.11
			LUCAS
			FILM, LTD.	NO	0.59
			METRO GOLDWYN
			MAYER INTERNATI-
			ONAL	NO	3.28
			MTV NETWORKS
			A DIVISION OF
			VIACON, INT.	NO	1.98
			MULTIFILMS
			BV	NO	0.65
			SONY PICTURES
			TELEVISION
			INTERNATIONAL	NO	15.01
			TELEMUNDO
			INTERNATIO-
			NAL, LLC.	NO	1.77
			TOEI
			ANIMATION
			CO., LTD	NO	0.64
			TWENTIETH
			CENTURY
			FOX
			INTERNATIONAL	NO	5.45
			UNIVERSAL
			STUDIOS INTER-
			NATIONAL, B.V.	NO	15.12
			WARNER BROS.
			INTERNATIONAL
			TELEVISION	NO	1.26
			OTHER		3.25
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
	CONDUCTORES,
	S.A. DE C.V.				3.29
		HILTI BOLT	HILTI MEXICANA,
			S.A. DE C.V.	NO	0.01
		SWITCH	CABLENETWORK
			MEXICO	NO	0.01
		TWO OUTLET DEVICE AC 200	TVC CORPORATION	YES	0.02
		DECODER	MOTOROLA, INC.	NO	47.90
COUCHE PAPER	BULKLEY DUNTON				2.44
	MAG PAPER				0.20
	SUMINISTROS
	BROM, S.A.				0.44
	TORRAS PAPEL,
	S.A.				0.23
	PLANOS				0.35
		COUCHE PAPER	STORAM ENSON	NO	7.49
			BULKLEY DUNTON	NO	22.86
			M REAL	YES	1.15
			MYLLLIKOSKI
			PAPEL	YES	4.14
			UPM	NO	9.72
			BURGOS	YES	0.14
PAPER AND IMPRESSION	PRODUCTORA CO-
	MERCIALIZADORA Y
	EDITORES DE LI-
	BROS , S.A. DE C.V.				6.34
	COMPAÑÍA
	IMPRESORA
	EXCEL
	SERVI GRAFICA,
	S.A. DE
	C.V.				0.26
	OFFSET
	MULTICOLOR
	S.A.				11.06
	IMPRESOS MOINO				0.60
	LITOGRAFIA
	MAGNO GRAF,
	S.A. DE
	C.V.				0.26
	PROCESOS IND
	DE PAPEL, S.A.				1.04
	BARNICES PARA
	EDICIONES DE
	LIBROS, S.A.				1.02
	SERVICIOS PRO-
	FESIONALES
	DE IMPRESIÓN,
	S.A. DE C.V.				2.04
	METROCOLOR
	DE MEXICO				0.26
	REPRODU-
	CCIONES
	FOTOME
	CANICAS				6.24
	GRAFICA LA
	PRENSA, S.A.				0.12
	IMPRESORA
	Y EDITORA
	INFAGON,
	S.A.				0.33
	QUEBECOR
	WORLD
	MEXICO				0.99
	REFORSA
	METROCOLOR
	FORMADORES
	Y EDITORES
	DE LIBROS				0.95
		PAPER AND IMPRESSION	PRO-OFFSET EDI-
			TORIAL, LTDA.	YES	0.24
			EDITORA
			GEMINIS	YES	0.14
			EDITORES, S.A.	YES	0.91
			EDITORIAL
			LA PATRIA,
			S.A.	YES	1.20
			PRINTER COLOM-
			BINA, S.A.	YES	0.70
			QUEBECOR	YES	6.23
			RR DONNELLEY	NO	2.10
			GRUPO
			OP
			GRAFICAS,
			S.A.	YES	2.52
			ST.
			IVES	NO	4.75

NOTES

SALES DISTRIBUTION BY PRODUCT
SALES

					CONSOLIDATED
					Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(244,744)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	1	3,677,476			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					PEGASO PCS, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					PRODUCCIONES INFOVISION, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		44,030			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		294,839			T.V. CABLE, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELE CABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
					CABLE Y COMUNICACIÓN DE MERIDA, S.A. DE C.V.
					CABLE NET INTERNATIONAL, S.A. DE C.V.
					TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD		37,486			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO, S. DE R.L. DE C.V.
					PEGASO, PCS, S.A. DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					CASA CUERVO, S.A. DE C.V.
					STARCOM WORDWIDE, S.A. DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					GOODYEAR SERVICIOS COMERCIALES, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	11,704	183,754		TV Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				TU MAGAZINE
				REBELDE MAGAZINE
				SOY AGUILA MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				CONOZCA MAS
				COCINA FACIL MAGAZINE
ADVERTISING		146,157			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					BIMBO, S.A. DE C.V.
					BAYER DE MEXICO, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					SANBORN HERMANOS, S.A.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		2,439			VARIOUS
PUBLISHING DISTRIBUTION:	3,799	45,126		MAGAZINE:	GENERAL PUBLIC (AUDIENCE)
				"MAESTRA DE PREESCOLAR"	DEALERS
				"EL SOLITARIO"	COMMERCIAL CENTERS (MALLS)
				"SUPER LIBRO DE COLOREAR"
				"REVISTA DEL CONSUMIDOR"
				"ENTREPRENEUR"
				"HOLA MEXICO"
SKY :
DTH BROADCAST SATELLITE		2,074,180		SKY	SUBSCRIBERS
PAY PER VIEW		34,816
CHANNEL COMMERCIALIZATION		15,910			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					MICROSOFT MEXICO, S. DE R.L. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		521,764		CABLEVISION	SUBSCRIBERS
INTERNET SERVICES		97,567
SERVICE INSTALLATION		2,752
PAY PER VIEW		7,601			STARCOM WORDWIDE, S.A. DE C.V.
CHANNEL COMMERCIALIZATION		7,835			COMBE DE MEXICO, S. DE R.L. DE C.V.
TELEPHONY		10,879			TELEFONOS DE MEXICO, S.A.B. DE C.V.
TELECOMMUNICATIONS		281,903
OTHER		7,340
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		250,459			CINEPOLIS DEL PAÍS, S.A. DE C.V.
					CINEMAS DE LA REPUBLICA, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		110,043		AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		75,801		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					OPERADORA UNEFON, S.A. DE C.V.
GAMING		272,706		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		80,264			PEGASO, PCS, S.A. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					COOPERATIVA LA CRUZ AZUL, S.C.L.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(3,502)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		125,206			INITIATIVE MEDIA, INC.
					PDH/LS. USA
					MINDSHARE
					MEDIAEDGE, CIA.
					HORIZON MEDIA
					OMD/TBWA
OTHER INCOME		35,809			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		114,315			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		16,980			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		578,299		TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	TURNER BROADCASTING SYSTEM, INC.
PUBLISHING:
MAGAZINE CIRCULATION	15,230	231,477		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
				REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MAGAZINE
				MAXIM MAGAZINE
				CONDORITO MEGAZINE
PUBLISHING		163,497			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					POWER MEDIS GROUP
PUBLISHING DISTRIBUTION:	3,646	66,712		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIONES RPP MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
SKY:
DTH BROADCAST SATELLITE		55,738		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		115,204			SUBSCRIBERS

TOTAL		9,538,118

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

					CONSOLIDATED
					Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		21,183	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
OTHER INCOME		35,809	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		87,237	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		578,299	UNITED STATES OF AMERICA	TELEVISA	TVSBT CANAL 4 DE SAO PAULO , S.A.
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	TURNER BROADCASTING SYSTEM, INC.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		104,023	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		27,078	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		16,980			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	15,230	231,477	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
			PANAMA	REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MAGAZINE
				MAXIM MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		163,497			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					POWER MEDIA GROUP
PUBLISHING DISTRIBUTION:	3,646	66,712	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC
					(AUDIENCE)
			SOUTH AMERICA	HOLA MAGAZINE
				VEA MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIONES RPP MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
SKY:
DTH BROADCAST SATELLITE		55,738	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		115,204	UNITED STATES OF AMERICA		SUBSCRIBERS
INTERSEGMENT ELIMINATIONS		(3,502)
TOTAL	18,876	1,499,735

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)
					CONSOLIDATED
					Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT MARCH 31,
2008, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	U.S.$	34.1	U.S.$	29.2	86%

CONSTRUCTION IN PROGRESS		23.5		4.8	20%

MEXICAN PESOS DENOMINATED PROJECTS:

INFORMATION TECHNOLOGY PROJECTS	PS.	27.0	PS.	9.0	33%

GAMING BUSINESS PROJECTS		646.0		437.9	68%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)
CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED
AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE
RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO
MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH
FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE
SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE
OTHER COMPREHENSIVE INCOME OR LOSS. ASSETS AND LIABILITIES OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL
TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE
EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE
RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

IN CONNECTION WITH ITS INVESTMENT IN SHARES OF UNIVISION, THE GROUP DESIGNATED AS AN EFFECTIVE HEDGE
OF FOREIGN EXCHANGE EXPOSURE A PORTION OF THE OUTSTANDING PRINCIPAL AMOUNT OF ITS U.S.-DOLLAR-DENOMI-
NATED SENIOR NOTES DUE 2011, 2025 AND 2032, WHICH AMOUNTED TO U.S.$971.9 MILLION AS OF DECEMBER 31, 2006. THE
INVESTMENT IN SHARES OF UNIVISION WAS DISPOSED BY THE GROUP IN MARCH 2007, AND THROUGH THAT DATE ANY
FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS LONG-TERM DEBT WAS CREDITED OR CHARGED DIRECTLY
TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                                                                                                                                                                                                                                                              CONSOLIDATED
                                                                                                                                                                                                                                                                                              Final Printing

MEXICO CITY, D.F., APRIL 24, 2008—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”) TODAY ANNOUNCED RESULTS FOR FIRST QUARTER 2008. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS). WE RECOGNIZED THE EFFECTS OF INFLATION IN OUR FINANCIAL INFORMATION THROUGH DECEMBER 31, 2007. BEGINNING JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS, WE NO LONGER RECOGNIZE SUCH EFFECTS IN OUR FINANCIAL REPORTING. ACCORDINGLY, WE ARE PRESENTING OUR RESULTS FOR FIRST QUARTER 2008 IN NOMINAL MEXICAN PESOS. ALSO, AS REQUIRED BY MEXICAN FRS, WE ARE PRESENTING OUR FIRST QUARTER 2007 RESULTS IN MEXICAN PESOS OF PURCHASING POWER AS OF DECEMBER 31, 2007. WE ALSO PRESENT OUR FIRST QUARTER 2007 RESULTS IN NOMINAL TERMS TO PROVIDE ADDITIONAL COMPARISON WITH OUR FIRST QUARTER 2008 RESULTS. RESULTS ARE EXPLAINED COMPARING NOMINAL FIGURES FOR THE THREE MONTHS ENDED MARCH 31, 2007, AS FOLLOWS:

NET SALES	PS.8,194.3
OPERATING INCOME	2,343.6
OTHER EXPENSE, NET	694.0
INTEGRAL RESULT OF FINANCING, NET	65.8
EQUITY IN LOSSES OF AFFILIATES, NET	194.8
INCOME TAXES	566.6
CONSOLIDATED NET INCOME	954.0
MINORITY INTEREST NET INCOME	240.8
MAJORITY INTEREST NET INCOME	713.2

NET SALES

CONSOLIDATED NET SALES INCREASED 16.4% TO PS.9,538.1 MILLION IN FIRST QUARTER 2008 COMPARED WITH PS.8,194.3 MILLION IN FIRST QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, OTHER BUSINESSES, SKY, PUBLISHING, TELEVISION BROADCASTING, PAY TELEVISION NETWORKS, PROGRAMMING EXPORTS, AND PUBLISHING DISTRIBUTION SEGMENTS.

OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED 1.7% TO PS.2,384.5 MILLION IN FIRST QUARTER 2008 COMPARED WITH PS.2,343.6 MILLION IN FIRST QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES, OPERATING EXPENSES, AND DEPRECIATION AND AMORTIZATION.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.993.3 MILLION AND PS.697.9 MILLION IN THE FIRST QUARTER OF 2008 AND 2007, RESPECTIVELY.

MAJORITY INTEREST NET INCOME

MAJORITY INTEREST NET INCOME INCREASED 47.7% TO PS.1,053.5 MILLION IN FIRST QUARTER 2008 COMPARED WITH PS.713.2 MILLION IN FIRST QUARTER 2007. THE NET INCREASE OF PS.340.3 MILLION REFLECTED I) A PS.40.9 MILLION INCREASE IN OPERATING INCOME; II) A PS.669.1 MILLION DECREASE IN OTHER EXPENSE, NET; III) A PS.9.5 MILLION DECREASE IN EQUITY IN LOSSES OF AFFILIATES; IV) A PS.90.4 MILLION DECREASE IN INCOME TAXES; AND V) A PS.124.2 MILLION DECREASE IN MINORITY INTEREST NET INCOME. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY A PS.593.8 MILLION INCREASE IN INTEGRAL COST OF FINANCING.

FIRST-QUARTER RESULTS BY BUSINESS SEGMENT IN NOMINAL TERMS

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER RESULTS ENDED MARCH 31, 2008 AND 2007, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE FIRST-QUARTER 2007 AND 2008 ARE PRESENTED IN MILLIONS OF NOMINAL MEXICAN PESOS.

TELEVISION BROADCASTING

FIRST-QUARTER SALES INCREASED 2.3% TO PS.3,882.5 MILLION COMPARED WITH PS.3,794.7 MILLION IN FIRST QUARTER 2007. THIS INCREASE WAS DRIVEN BY STRONG RATINGS PRIMARILY IN CHANNEL 2.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 0.2% TO PS.1,514.2 MILLION COMPARED WITH PS.1,517.6 MILLION IN FIRST QUARTER 2007, AND THE MARGIN WAS 39%. THESE RESULTS REFLECT HIGHER COST OF SALES AND OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

PAY TELEVISION NETWORKS

FIRST-QUARTER SALES INCREASED 16.8% TO PS.463.6 MILLION COMPARED WITH PS.397 MILLION IN FIRST QUARTER 2007. THIS INCREASE REFLECTS I) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO, LATIN AMERICA, AND SPAIN; II) HIGHER ADVERTISING SALES; AND III) HIGHER SALES IN TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 19.3% TO PS.283.3 MILLION COMPARED WITH PS.237.4 MILLION IN FIRST QUARTER 2007, AND THE MARGIN INCREASED TO 61.1%. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PROGRAMMING EXPORTS

FIRST-QUARTER SALES INCREASED 10.5% TO PS.578.3 MILLION COMPARED WITH PS.523.4 MILLION IN FIRST QUARTER 2007. THIS GROWTH WAS DRIVEN BY A 7.8% INCREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$32.2 MILLION FOR THE QUARTER. ADDITIONALLY, WE RECEIVED A ONE-TIME ROYALTY ADJUSTMENT FROM PRIOR YEARS OF US$4.6 MILLION. THIS WAS PARTIALLY OFFSET BY I) LOWER PROGRAMMING SALES TO EUROPE, ASIA, AND AFRICA; AND II) A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.14.4 MILLION.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 3.9% TO PS.245.3 MILLION COMPARED WITH PS.236.1 MILLION IN FIRST QUARTER 2007, AND THE MARGIN WAS 42.4%. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

FIRST-QUARTER SALES INCREASED 22.8% TO PS.727.3 MILLION COMPARED WITH PS.592.4 MILLION IN FIRST QUARTER 2007. THIS REFLECTS AN INCREASE IN ADVERTISING AND MAGAZINE CIRCULATION SALES ABROAD DRIVEN MAINLY BY THE ACQUISITION OF EDITORIAL ATLÁNTIDA. THIS WAS PARTIALLY OFFSET BY A DECREASE IN CIRCULATION SALES IN MEXICO AND BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES THAT AMOUNTED TO PS.5.2 MILLION.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 8.6% TO PS.49.1 MILLION, COMPARED WITH PS.53.7 MILLION IN FIRST QUARTER 2007; THE MARGIN WAS 6.8%. THESE RESULTS WERE DRIVEN BY HIGHER COST OF SALES AND OPERATING EXPENSES IN MEXICO, AND COSTS AND EXPENSES OF EDITORIAL ATLÁNTIDA, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

PUBLISHING DISTRIBUTION

FIRST-QUARTER SALES INCREASED 9.2% TO PS.111.8 MILLION COMPARED WITH PS.102.4 MILLION IN FIRST QUARTER 2007. THIS INCREASE REFLECTS HIGHER CIRCULATION IN MEXICO AND ABROAD OF MAGAZINES PUBLISHED BY THE COMPANY, AS WELL AS HIGHER CIRCULATION ABROAD OF MAGAZINES PUBLISHED BY THIRD PARTIES.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 61.1% TO PS.2.8 MILLION COMPARED WITH PS.7.2 MILLION IN FIRST QUARTER 2007, AND THE MARGIN WAS 2.5%. THESE RESULTS REFLECT AN INCREASE IN COST OF SALES AND OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

SKY

FIRST-QUARTER SALES INCREASED 10.2% TO PS.2,180.6 MILLION COMPARED WITH PS.1,978.8 MILLION IN FIRST QUARTER 2007, REFLECTING AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO AND THE LAUNCH OF SKY’S OPERATIONS IN CENTRAL AMERICA. IN ADDITION TO COSTA RICA AND THE DOMINICAN REPUBLIC, SKY BEGAN OPERATIONS IN NICARAGUA AND GUATEMALA, CLOSING THE QUARTER WITH 55 THOUSAND SUBSCRIBERS IN THE REGION. THE INCREASE IN SALES WAS PARTIALLY OFFSET BY LOWER SALES FROM ADVERTISING AND PAY-PER-VIEW REVENUES. AS OF MARCH 31, 2008, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,642,923 (INCLUDING 114,855 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,453,311 (INCLUDING 101,052 COMMERCIAL SUBSCRIBERS) AS OF MARCH 31, 2007.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 12.1% TO PS.1,080.2 MILLION COMPARED WITH PS.963.3 MILLION IN FIRST QUARTER 2007, AND THE MARGIN INCREASED TO 49.5%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES RELATED MAINLY TO AN INCREASE IN SUBSCRIBER ACQUISITION COST DUE TO THE HIGH NUMBER OF SUBSCRIBER ADDITIONS DURING THE QUARTER, HIGHER PROMOTION EXPENSES, AND THE START-UP COSTS FOR THE OPERATIONS IN CENTRAL AMERICA.

CABLE AND TELECOM

FIRST-QUARTER SALES INCREASED 90.8% TO PS.1,052.8 MILLION COMPARED WITH PS.551.7 MILLION IN FIRST QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO I) THE CONSOLIDATION OF BESTEL, WHICH REPRESENTED INCREMENTAL REVENUE OF PS.397.1 MILLION; II) A 9.4% INCREASE IN THE NUMBER OF VIDEO SUBSCRIBERS, WHICH, AS OF MARCH 31, 2008, REACHED 551,562, COMPARED WITH 504,345 VIDEO SUBSCRIBERS REPORTED DURING FIRST QUARTER 2007; III) A 48.4% INCREASE IN BROADBAND SUBSCRIBERS TO 159,609 COMPARED WITH 107,534 REPORTED FOR FIRST QUARTER 2007; IV) THE ADDITION OF 15,430 TELEPHONY SUBSCRIBERS; AND V) A 3% AVERAGE RATE INCREASE EFFECTIVE MARCH 1, 2007.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 62.6% TO PS.327.7 MILLION COMPARED WITH PS.201.5 MILLION IN FIRST QUARTER 2007, AND THE MARGIN WAS 31.1%. THESE RESULTS REFLECTED HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COSTS AND EXPENSES OF BESTEL, AND HIGHER PROGRAMMING COSTS AND ADVERTISING EXPENSES. BESTEL REPRESENTED INCREMENTAL OPERATING SEGMENT INCOME OF PS.58.9 MILLION.

OTHER BUSINESSES

FIRST-QUARTER SALES INCREASED 60.4% TO PS.789.4 MILLION COMPARED WITH PS.492.2 MILLION IN FIRST QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR GAMING, FEATURE-FILM DISTRIBUTION, RADIO, AND SOCCER BUSINESSES, WHICH WERE PARTIALLY OFFSET BY A DECREASE IN SALES IN OUR INTERNET BUSINESS.

FIRST-QUARTER OPERATING SEGMENT LOSS DECREASED TO PS.25.3 MILLION COMPARED WITH A LOSS OF PS.87.1 MILLION IN FIRST QUARTER 2007, REFLECTING HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE FIRST QUARTER 2008 AND 2007, AMOUNTED TO PS.248.2 MILLION AND PS.238.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN 2008 AND 2007 AMOUNTED TO PS.31.3 MILLION AND PS.30.1 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES AND IS RECOGNIZED OVER THE VESTING PERIOD IN MAJORITY STOCKHOLDERS’ EQUITY.

NON-OPERATING RESULTS IN NOMINAL TERMS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.669.1 MILLION, OR 96.4%, TO PS.24.9 MILLION IN FIRST QUARTER 2008, COMPARED WITH PS.694 MILLION IN FIRST QUARTER 2007. THIS DECREASE REFLECTED PRIMARILY THE LOSS IN DISPOSITION OF SHARES OF UNIVISION IN FIRST QUARTER 2007. OTHER EXPENSE, NET, IN FIRST QUARTER 2008, INCLUDES PRIMARILY PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION AND OTHER MATTERS.

INTEGRAL RESULT OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING INCREASED BY PS.593.8 MILLION TO PS.528 MILLION IN FIRST QUARTER 2008 FROM AN INTEGRAL INCOME OF FINANCING OF PS.65.8 MILLION IN FIRST QUARTER 2007. THIS INCREASE REFLECTED PRIMARILY I) A PS.588.5 MILLION INCREASE IN NET FOREIGN-EXCHANGE LOSS RESULTING FROM A HIGHER AVERAGE AMOUNT OF OUR NET FOREIGN CURRENCY POSITION COMBINED WITH THE APPRECIATION OF THE MEXICAN PESO AND FROM DERIVATIVE CONTRACTS TO COVER INTERESTS AND FOREIGN EXCHANGE RISKS; AND II) A PS.187.4 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO THE HIGHER AVERAGE AMOUNT OF OUR OUTSTANDING DEBT. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.110.5 MILLION INCREASE IN INTEREST INCOME PRIMARILY IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY  INVESTMENTS; AND II) THE ABSENCE OF LOSS FROM MONETARY POSITION, AS WE CEASED RECOGNIZING THE EFFECTS OF INFLATION BEGINNING ON JANUARY 1, 2008, IN ACCORDANCE WITH MEXICAN FRS.

EQUITY IN RESULTS OF AFFILIATES, NET

EQUITY IN RESULTS OF AFFILIATES, NET, DECREASED BY PS.9.5 MILLION, OR 4.9%, TO PS.185.3 MILLION IN FIRST QUARTER 2008 COMPARED WITH PS.194.8 MILLION IN FIRST QUARTER 2007. THIS DECREASE REFLECTED PRIMARILY A REDUCTION IN EQUITY IN LOSS OF LA SEXTA, OUR 40% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, AS WELL AS AN INCREASE IN EQUITY IN INCOME OF OCEN, OUR 40% INTEREST IN A LIVE-ENTERTAINMENT VENTURE IN MEXICO. THIS FAVORABLE EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN EQUITY IN LOSS OF EMI TELEVISA MUSIC, A MUSIC JOINT VENTURE IN THE UNITED STATES.

INCOME TAXES

INCOME TAXES DECREASED BY PS.90.4 MILLION, OR 16%, TO PS.476.2 MILLION IN FIRST QUARTER 2008 FROM PS.566.6 MILLION IN FIRST QUARTER 2007. THIS DECREASE REFLECTED PRIMARILY A LOWER INCOME-TAX BASE.

MINORITY INTEREST NET INCOME

MINORITY INTEREST NET INCOME DECREASED BY PS.124.2 MILLION, OR 51.6%, TO PS.116.6 MILLION IN FIRST QUARTER 2008 FROM PS.240.8 MILLION IN FIRST QUARTER 2007. THIS DECREASE REFLECTS PRIMARILY A NET LOSS ATTRIBUTABLE TO INTERESTS HELD BY MINORITY STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT, AS WELL AS A LOWER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY EQUITY OWNERS IN OUR SKY SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN FIRST QUARTER 2008, WE INVESTED APPROXIMATELY US$80.1 MILLION IN PROPERTY, PLANT, AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$27.1 MILLION FOR SKY, US$11.4 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$8.9 MILLION FOR GAMING, AND US$32.7 MILLION FOR OUR TELEVISION BROADCASTING AND OTHER BUSINESSES SEGMENTS. IN ADDITION, WE MADE INVESTMENTS RELATED TO OUR 40% INTEREST IN LA SEXTA FOR AN AGGREGATE AMOUNT OF €8.4 MILLION.

DEBT

RESULTS FOR FIRST QUARTER 2007 ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2007, AND RESULTS FOR THE FIRST QUARTER 2008 ARE STATED IN MILLIONS OF NOMINAL MEXICAN PESOS.

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.24,351.1 MILLION AND PS.19,539.2 MILLION AS OF MARCH 31, 2008 AND 2007, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.248.9 MILLION AND PS.1,271.8 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,081.4 MILLION AND PS.1,244.3 MILLION AS OF MARCH 31, 2008 AND 2007, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.98.0 MILLION AND PS.93.0 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2008 AND 2007, OUR CONSOLIDATED NET CASH POSITION (CASH, TEMPORARY INVESTMENTS, AND LONG-TERM INVESTMENTS LESS TOTAL DEBT) WAS OF PS.7,774.2 MILLION AND PS.12,953.9 MILLION, RESPECTIVELY.  LONG-TERM INVESTMENTS AS OF MARCH 31, 2008 AND 2007, AMOUNTED TO PS.1,553.2 MILLION AND PS.796.2 MILLION, RESPECTIVELY.

SHARE BUYBACK PROGRAM

DURING FIRST QUARTER 2008, WE REPURCHASED APPROXIMATELY 10.4 MILLION CPOS FOR PS.503.7 MILLION IN NOMINAL TERMS. AT OUR UPCOMING SHAREHOLDER MEETING SCHEDULED FOR APRIL 30, 2008, THE BOARD OF DIRECTORS WILL PROPOSE TO SHAREHOLDERS TO CANCEL APPROXIMATELY 61.1 MILLION CPOS REPURCHASED DURING 2007 AND FIRST QUARTER 2008.

DIVIDEND PROPOSAL

THE BOARD OF DIRECTORS AGREED TO SUBMIT TO THE SHAREHOLDER MEETING A PROPOSAL TO PAY AN EXTRAORDINARY DIVIDEND OF PS.0.40 PER CPO, IN ADDITION TO TELEVISA’S ORDINARY DIVIDEND OF PS.0.35 PER CPO, FOR A TOTAL OF PS.0.75 PER CPO. THE TOTAL AMOUNT OF THE DIVIDEND IS APPROXIMATELY PS.2,230.5 MILLION AND, IF APPROVED BY THE SHAREHOLDERS, WOULD BE PAID DURING THE MONTH OF MAY. THIS REPRESENTS A DIVIDEND YIELD OF APPROXIMATELY 1.4% BASED ON TODAY’S CPO CLOSING PRICE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN FIRST QUARTER 2008, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 72.8%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.8%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 72.1%.

OUTLOOK FOR 2008

FOR THE FULL YEAR, WE ESTIMATE THAT BOTH TELEVISION BROADCASTING SALES AND OPERATING SEGMENT INCOME WILL GROW BY APPROXIMATELY 4.5% IN NOMINAL TERMS.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND PUBLISHING DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHER THINGS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

                                                                                                                                                                                                                                                                                              CONSOLIDATED
                                                                                                                                                                                                                                                                                              Final Printing

GRUPO TELEVISA, S. A. B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.         ACCOUNTING POLICIES:

THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF MARCH 31, 2008 AND 2007, AND FOR THE THREE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2006, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2008, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

AS REQUIRED BY MEXICAN FRS NIF B-10, EFFECTS OF INFLATION, THE GROUP RECOGNIZED THE EFFECTS OF INFLATION ON ITS CONSOLIDATED FINANCIAL STATEMENTS THROUGH DECEMBER 31, 2007. BEGINNING ON JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY NIF B-10, THE GROUP CEASED RECOGNIZING SUCH EFFECTS ON ITS FINANCIAL INFORMATION. ACCORDINGLY, THE FINANCIAL STATEMENTS AS OF MARCH 31, 2008, AND FOR THE THREE MONTHS THEN ENDED, DO NOT RECOGNIZE THE EFFECTS OF INFLATION FOR SUCH PERIOD ARE STATED IN NOMINAL MEXICAN PESOS, AND THE FINANCIAL STATEMENTS AS OF MARCH 31, 2007, AND FOR THE THREE MONTHS THEN ENDED ARE STATED IN MEXICAN PESOS OF PURCHASING POWER AS OF DECEMBER 31, 2007.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, CONSISTED OF:

	2008		2007
BUILDINGS	Ps.	9,211,268	Ps.	8,740,836
BUILDING IMPROVEMENTS		1,716,835		1,686,140
TECHNICAL EQUIPMENT		26,532,889		21,195,446
SATELLITE TRANSPONDERS		1,789,890		1,793,547
FURNITURE AND FIXTURES		677,589		597,803
TRANSPORTATION EQUIPMENT		1,417,693		1,312,694
COMPUTER EQUIPMENT		2,232,653		1,678,696
		43,578,817		37,005,162
ACCUMULATED DEPRECIATION		(23,563,987)		(20,661,053)
		20,014,830		16,344,109
LAND		4,239,380		4,143,688
CONSTRUCTION AND PROJECTS IN PROGRESS		745,191		1,141,799
	Ps.	24,999,401	Ps.	21,629,596

DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007, WAS PS.877,966 AND PS.632,659, RESPECTIVELY.

3.         LONG-TERM DEBT SECURITIES:

AS OF MARCH 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2008				2007
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.000% SENIOR NOTES DUE 2011 (A) (B)	U.S.$	71,951	Ps.	766,027	U.S.$	71,951	Ps.	815,542
6.625% SENIOR NOTES DUE 2025 (A) (B)		600,000		6,387,900		600,000		6,800,813
8.500% SENIOR NOTES DUE 2032 (A)		300,000		3,193,950		300,000		3,400,406
8.490% SENIOR NOTES DUE 2037 (C)		-		4,500,000		-		-
9.375% SENIOR NOTES DUE 2013 (D)		11,251		119,784		11,251		127,527
	U.S.$	983,202		14,967,661	U.S.$	983,202		11,144,288
8.15% UDI-DENOMINATED NOTES DUE 2007 (B)				-				1,018,962
			Ps.	14,967,661			Ps.	12,163,250

(A)  THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD AT MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE AGREEMENT FOR THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)  IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD AT MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP’S TENDER OFFERS MADE FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE UDI-DENOMINATED NOTES DUE 2007, AND PREPAY A PORTION OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE PREPAYMENT OF SOME OF THE GROUP’S OUTSTANDING INDEBTEDNESS.

(C) IN MAY 2007, THE COMPANY ISSUED PS.4,500,000 AGGREGATE PRINCIPAL AMOUNT OF 8.49% SENIOR NOTES DUE 2037. IN CONNECTION WITH AND AHEAD OF THIS ISSUANCE, THE COMPANY ENTERED INTO A DERIVATIVE TRANSACTION TO HEDGE AGAINST INTEREST RATE INCREASES, RESULTING IN A GAIN OF APPROXIMATELY PS.45,843, WHICH WAS RECOGNIZED BY THE COMPANY AS A REDUCTION OF INTEREST EXPENSE IN SECOND QUARTER 2007. THE COMPANY USED THE NET PROCEEDS FROM THIS ISSUANCE TO REPLENISH ITS CASH POSITION FOLLOWING THE PAYMENT, WITH CASH ON HAND, OF APPROXIMATELY PS.992,900 OF ITS OUTSTANDING 8.15% UDI-DENOMINATED NOTES THAT MATURED IN APRIL 2007 AND FOR THE REPURCHASE OF ITS SHARES. THE COMPANY INTENDS TO USE THE REMAINING NET PROCEEDS FROM THIS ISSUANCE FOR GENERAL CORPORATE PURPOSES, INCLUDING THE REPAYMENT OF OTHER OUTSTANDING INDEBTEDNESS AND THE CONTINUED REPURCHASE OF ITS SHARES, SUBJECT TO MARKET CONDITIONS AND OTHER FACTORS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES IS 8.93% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN GOVERNMENT BONDS. ALSO, THESE SENIOR NOTES WILL BE REDEEMABLE AT THE OPTION OF THE COMPANY IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS SIMILAR TO THOSE APPLICABLE TO THE COMPANY’S OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(D) THESE SENIOR NOTES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF SKY MEXICO. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. SKY MEXICO MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011,  PLUS ACCRUED AND UNPAID INTEREST, IF ANY. IN APRIL 2006, SKY MEXICO CONCLUDED AN OFFER TO PURCHASE ALL OF THESE SENIOR NOTES WITH THE TENDER OF 96.25% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SENIOR NOTES IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$324.3 MILLION. THIS TRANSACTION TOGETHER WITH RELATED FEES AND EXPENSES WERE FINANCED WITH TWO 10-YEAR BANK LOANS ENTERED INTO BY SKY MEXICO AND GUARANTEED BY THE COMPANY IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500,000, AND THE REMAINING WITH CASH ON HAND. ANNUAL INTEREST ON THIS  MEXICAN PESO INDEBTEDNESS IS AT THE WEIGHTED AVERAGE OF 8.836% FOR THE FIRST THREE YEARS, AND FLUCTUATES BETWEEN 8.74% AND THE MEXICAN INTERBANK RATE PLUS 24 BASIS POINTS FOR THE LAST SEVEN YEARS, AND IS PAYABLE ON A MONTHLY BASIS.

IN CONNECTION WITH ITS FORMER INVESTMENT IN SHARES OF UNIVISION COMMUNICATIONS INC. (“UNIVISION”), THE GROUP DESIGNATED AS AN EFFECTIVE HEDGE OF FOREIGN EXCHANGE EXPOSURE A PORTION OF THE U.S. DOLLAR PRINCIPAL AMOUNT WITH RESPECT TO ITS OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032, WHICH AMOUNTED TO U.S.$971.9 MILLION AS OF DECEMBER 31, 2006. AS LONG AS THE GROUP MAINTAINED ITS NET INVESTMENT IN SHARES OF UNIVISION, A HEDGE OF THE DESIGNATED PRINCIPAL AMOUNTS OF THE GROUP’S DEBT WAS EFFECTIVE, AND ANY FOREIGN EXCHANGE GAIN OR LOSS  WAS CREDITED OR CHARGED DIRECTLY TO ACCUMULATED OTHER COMPREHENSIVE RESULT IN MAJORITY STOCKHOLDERS’ EQUITY.  IN MARCH  2007, THE GROUP CASHED OUT ITS INVESTMENT IN SHARES OF UNIVISION AND THE HEDGE OF THE DESIGNATED PRINCIPAL AMOUNT OF ITS SENIOR NOTES WAS DISCONTINUED ON THAT DATE. THEREFORE, FROM THAT DATE, THE GROUP IS EXPOSED TO FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THE AFOREMENTIONED U.S. DOLLAR DENOMINATED DEBT, WHICH IS RECORDED AS INTEGRAL RESULT OF FINANCING IN THE GROUP’S CONSOLIDATED STATEMENT OF INCOME (SEE NOTE 7).

4.         CONTINGENCIES

THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.         STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF MARCH 31, IS ANALYZED AS FOLLOWS:

	2008				2007
	NOMINAL PESOS		RESTATED PESOS		NOMINAL PESOS		RESTATED PESOS
CAPITAL STOCK ISSUED	Ps.	2,427,353	Ps.	10,267,570	Ps.	2,483,923	Ps.	10,506,840
ADDITIONAL PAID-IN CAPITAL		3,841,792		4,547,944		3,841,792		4,547,944
LEGAL RESERVE		1,197,574		2,135,423		1,197,574		2,135,423
RESERVE FOR REPURCHASE OF SHARES		451,293		1,240,869		1,682,757		4,626,876
UNAPPROPRIATED EARNINGS		17,086,383		23,685,461		16,077,565		26,254,557
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES		3,461,449		4,233,353		3,309,155		4,076,222
CUMULATIVE EFFECT OF DEFERRED TAXES		—		—		(2,197,681)		(3,224,437)
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET		—		(1,299,796)		—		(4,279,902)
NET INCOME FOR THE PERIOD		—		1,053,548		—		753,551
SHARES REPURCHASED		(7,386,442)		(8,198,003)		(7,826,275)		(8,773,666)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY			Ps.	37,666,369			Ps.	36,623,408

IN APRIL 2007, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE NOMINAL AMOUNT OF UP TO PS.4,400,924, WHICH CONSISTED OF NOMINAL PS.1.45 PER CPO AND NOMINAL PS.0.01239316239 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2007 IN THE AGGREGATE AMOUNT OF PS.4,506,492 (NOMINAL PS.4,384,719); AND (II) THE CANCELLATION OF APPROXIMATELY 8,275.8 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 70.7 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2006 AND 2007.

AS OF MARCH 31, 2008, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	121,709,686,425	9,552,039,060	112,157,647,365
SERIES “B” SHARES	57,606,311,976	5,473,342,847	52,132,969,129
SERIES “D” SHARES	87,896,540,865	4,957,784,564	82,938,756,301
SERIES “L” SHARES	87,896,540,865	4,957,784,564	82,938,756,301
	355,109,080,131	24,940,951,035	330,168,129,096

     THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF MARCH 31, 2008, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	7,087,567,500	-	7,087,567,500	Ps.	(3,455,354)
OWNED BY A COMPANY’S SUBSIDIARY (2)	3,031,095,249	537,563,559	3,568,658,808		(975,299)
ACQUIRED BY A COMPANY’S TRUST (3)	6,454,502,613	7,830,222,114	14,284,724,727		(3,453,307)
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-		(314,043)
	16,573,165,362	8,367,785,673	24,940,951,035	PS.	(8,198,003)

(1)	DURING THE FIRST QUARTER OF 2008, THE COMPANY REPURCHASED 1,218,508,200 SHARES IN THE FORM OF 10,414,600 CPOS, IN THE AMOUNT OF PS.503,710.
(2)
DURING THE FIRST QUARTER OF 2008, A COMPANY’S SUBSIDIARY REPURCHASED 29,250,000 SHARES IN THE FORM OF 250,000 CPOS, IN THE AMOUNT OF PS.11,573, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN MARCH 2008 THE GROUP RELEASED 90,441,000 SHARES IN THE FORM OF 773,000 CPOS, IN THE AMOUNT OF PS.5,981, IN CONNECTION WITH THIS PLAN.

(3)
DURING THE FIRST QUARTER OF 2008, THE COMPANY REPURCHASED 55,575,000 SHARES IN THE FORM OF 475,000 CPOS, IN THE AMOUNT OF PS.22,267, IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN. ALSO, IN JANUARY 2008, THE GROUP RELEASED 1,420,826,355 SHARES, IN THE FORM OF 12,143,815 CPOS, IN THE AMOUNT OF PS.125,158, IN CONNECTION WITH THIS PLAN.

(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN MAJORITY STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.31,332 FOR THE FIRST QUARTER OF 2008, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS AN ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.         RESERVE FOR REPURCHASE OF SHARES:

AS OF MARCH 31, 2008, THE COMPANY MAINTAINED A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE STOCKHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,764,593. THIS RESERVE WAS USED IN 1999, 2000, 2003, 2006 AND 2007, IN THE AMOUNT OF PS.319,256, PS.713,657, PS.529,567, PS.1,575,231 AND PS.3,386,013, RESPECTIVELY, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.         INTEGRAL RESULT OF FINANCING:

INTEGRAL FINANCING EXPENSE FOR THE THREE MONTHS ENDED MARCH 31, CONSISTED OF:

	2008		2007
INTEREST EXPENSE (1)	Ps.	649,167	Ps.	475,424
INTEREST INCOME		(423,186)		(321,911)
FOREIGN EXCHANGE (GAIN) LOSS, NET (2)		302,013		(294,956)
LOSS FROM MONETARY POSITION, NET (3)		-		73,761
	Ps.	527,994	Ps.	(67,682)

(1)	INTEREST EXPENSE IN 2007, INCLUDES PS.12,135, DERIVED FROM THE UDI INDEX RESTATEMENT OF COMPANY’S UDI-DENOMINATED DEBT SECURITIES, AND A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.81,913 IN 2008.
(2)
INCLUDES  IN 2008 AND 2007 A NET LOSS (GAIN) FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.249,752 (PS.73,292), RESPECTIVELY. A FOREIGN EXCHANGE LOSS IN 2007 OF PS.211,641 RELATED TO THE HEDGE OF THE GROUP’S NET INVESTMENT IN UNVISION, WAS RECOGNIZED IN CONSOLIDATED INCOME AS OTHER EXPENSE, NET (SEE NOTE 3).

(3)
THE LOSS FROM MONETARY POSITION REPRESENTS, IN 2007, THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. IT ALSO INCLUDES LOSS  IN 2007 OF PS.37,612, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.         DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31, WAS DERIVED FROM:

	2008		2007
ASSETS:
ACCRUED LIABILITIES	Ps.	679,604	Ps.	686,416
GOODWILL		945,687		799,334
TAX LOSS CARRYFORWARDS		843,549		1,331,673
ALLOWANCE FOR DOUBTFUL ACCOUNTS		293,626		276,946
CUSTOMER ADVANCES		1,417,017		1,210,158
OTHER ITEMS		174,908		165,863
		4,354,391		4,470,390
LIABILITIES:
INVENTORIES		(363,095)		(537,513)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,017,355)		(1,013,308)
OTHER ITEMS		(1,460,112)		(1,187,418)
INNOVA		(525,164)		(914,480)
		(3,365,726)		(3,652,719)
DEFERRED-INCOME TAXES OF MEXICAN COMPANIES		988,665		817,671
DEFERRED TAX OF FOREIGN SUBSIDIARIES		763,907		(118,487)
ASSETS TAX		1,477,037		1,440,751
VALUATION ALLOWANCE		(3,832,186)		(3,394,073)
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps.	(602,577)	Ps.	(1,254,138)

9.          DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007.

10.       QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2008, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)					RESTATED NET RESULT
QUARTER	ACCUMULATED		QUARTER		INDEX AT END OF PERIOD	ACCUMULATED		QUARTER
2/ 07	PS.	2,760,972	PS.	2,030,484	121.721	PS.	2,848,142	PS.	2,094,591
3/ 07		5,169,551		2,363,939	123.689		5,247,911		2,399,769
4/ 07		8,082,463		2,834,552	125.564		8,082,463		2,834,552
1/ 08		1,053,548		1,053,548	-		1,053,548		1,053,548

(1)	AS REPORTED IN EACH QUARTER.

11.        INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007, WERE AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
MARCH 2008:
TELEVISION BROADCASTING	Ps.	3,882,521	Ps.	78,277	Ps.	3,804,244	Ps.	1,514,221
PAY TELEVISION NETWORKS		463,620		128,184		335,436		283,302
PROGRAMMING EXPORTS		578,299		610		577,689		245,296
PUBLISHING		727,324		4,765		722,559		49,065
PUBLISHING DISTRIBUTION		111,838		3,077		108,761		2,791
SKY		2,180,644		14,383		2,166,261		1,080,245
CABLE AND TELECOM		1,052,845		451		1,052,394		327,701
OTHER BUSINESSES		789,273		18,499		770,774		(25,339)
SEGMENTS TOTALS		9,786,364		248,246		9,538,118		3,477,282
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(248,246)		(248,246)		-		(99,495)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(993,268)
CONSOLIDATED TOTALS	Ps.	9,538,118	Ps.	-	Ps.	9,538,118	Ps.	2,384,519 (1)

MARCH 2007:
TELEVISION BROADCASTING	Ps.	3,926,342	Ps.	76,158	Ps.	7,850,184	Ps.	1,581,884
PAY TELEVISION NETWORKS		408,796		132,463		276,333		244,352
PROGRAMMING EXPORTS		538,846		-		538,846		243,130
PUBLISHING		309,326		3,981		605,345		55,277
PUBLISHING DISTRIBUTION		105,252		3,297		101,955		7,374
SKY		2,037,377		8,407		2,028,970		991,800
CABLE AND TELECOM		568,008		827		567,181		207,482
OTHER BUSINESSES		506,872		20,199		486,673		(89,678)
SEGMENT TOTALS		8,700,819		245,332		8,455,487		3,241,621
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(245,332)		(245,332)		-		(90,843)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(718,596)
CONSOLIDATED TOTALS	Ps.	8,455,487	Ps.	-	Ps.	8,455,487	Ps.	2,432,182 (1)

(1)	THIS TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

12.         INVESTMENTS:

          IN THE THREE MONTHS ENDED MARCH 31, 2008, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, IN THE AGGREGATE AMOUNT OF €8.4 MILLION (PS.135,303).

-------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: June 11, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President